EXHIBIT 99.1

October 14, 2019
Dear fellow shareholders of USA Technologies, Inc.,
Within the next 90 days we should have the opportunity to vote our shares at a long-delayed annual meeting of USA Technologies, Inc. (“USAT” or the “Company”) (OTC: USAT).  I write to let you know that my firm, Hudson Executive Capital LP (“Hudson Executive” or “HEC”), intends to nominate a slate of independent and highly qualified candidates who, if elected, will constitute a majority of USAT’s directors.
By proposing these director nominees, our intention is to bring necessary and meaningful change that creates long-term value for shareholders.
For those of you who are not familiar with Hudson Executive, we are a SEC-registered financial advisor that invests primarily in small- and mid-cap U.S. public companies, and the largest shareholder of USAT, holding approximately 16% of its common stock.  Operating through a process of constructive engagement, we work cooperatively with boards and management teams of our portfolio companies to help them enhance performance and thereby increase stock value.  To accomplish this, we draw upon my experience as a long-time operator and advisor in the financial services industry and that of an advisory team of over 30 current and former executives who lend their operational experience to our portfolio companies.  We use our resources to bring a private equity approach to public market investing, providing not only long-term capital, but also advice and other support regarding operations, capital deployment, and strategic decisions.  Although we are an active investor in this way, we are not an “activist” in the traditional sense, preferring to avoid proxy fights and other public disputes.  Indeed, we have never initiated a proxy fight, or even sent a letter like this one to fellow shareholders.
After over a year of research, we invested in USAT with the belief that we could work collaboratively with the Company to help return it to a strong growth profile, generate free cash flow, and create long-term sustainable value for shareholders.  In our early discussions, the USAT Board of Directors (the “Board”) and management both said they were pleased HEC chose to invest in USAT, and that they welcomed our active participation.  We increased our stake in USAT because we had confidence both in our ability to help and in the Company’s willingness to embrace it.
It was in that spirit that we have repeatedly endeavored to engage with the Board over the past 10 months, including as recently as last week at an in-person meeting with several Board members.  From our very first meeting, we have offered the Company resources and expertise in the form of experienced managers across a range of areas of direct relevance to USAT.  These individuals, many of whom are ex-Fortune 100 executives, bring with them decades of experience and proficiency in areas such as 1) accounting, audit, compliance and controls; 2) business operations and capital allocation, particularly in the financial payments space; and 3) capital structure and financing optimization, as well as investor relations.

Given USAT’s numerous missteps, failures in governance and loss of shareholder value in recent years, we had hoped the Board and management would share an owner’s sense of urgency, recognize that true change is necessary, and embrace the solutions we offered.  Unfortunately, the incumbent Board instead repeatedly rejected our offers of resources and expertise and continued on its own value-destructive path.
Leadership for USAT must change to end a pattern of value destruction caused by failed corporate governance, poor capital allocation and other mismanagement.
Three critical examples highlight how the Board’s conduct during this period has destroyed shareholder value and demonstrate why the current Board and its leadership are not capable of effectuating the changes necessary to move this Company forward.

1.
Failure to Complete the Audit in a Timely Manner.  We offered the services of several experts with financial accounting, control and compliance experience over the past 10 months.  These included members of public company boards and seasoned executives with relevant experience in restatements and control issues.  The Board and management did not reach out to a single candidate.  Instead, without any shareholder consultation to our knowledge, they added three members to the Board and retained an interim CFO with de minimis public company experience and no restatement experience.  That interim CFO has cost shareholders nearly $700,000 in just six months – while the Company failed to meet Nasdaq-set reporting deadlines.  The Board and management repeatedly assured us, beginning in January, that they would return the Company to compliance with all reporting requirements.

Despite this, the Company failed to achieve this most basic objective in a timely manner, resulting in the suspension of trading of USAT’s shares on the Nasdaq.  USAT incurred over $15.4 million in additional expenses in 2019 despite numerous missed deadlines.  Had the Board and management embraced our help, the shareholders would have preserved significant value and the Company would already be moving forward.

2.
Failure to Raise Capital at Appropriate Terms.  On numerous occasions we offered to share our insights from more than 30 years of direct experience in capital markets, corporate finance, and capital allocation.  The Board and management rejected not only these offers of advice, but also our proposition that HEC help USAT in its relationships with traditional financial institutions, including its existing banking relationship.  We also offered to provide capital to the Company.  All offers over the past 10 months have been rebuffed.

Last week, we were shocked to learn that the Company had raised additional capital, and angered when we read the onerous, off-market terms.  USAT sold equity at a 27% discount to the prior day’s already depressed market price and agreed to a new debt financing priced 800bps over the current 10-year treasury, more than 350bps above its existing credit facility.  Remarkably, the Company paid over $3.5 million in fees and expenses for this financing.

The Chairman said in our October 10th meeting that there was no pressing need for the capital, and that the full Board chose to enter into this arrangement as a demonstration of strength to the marketplace.  We believe it has had the opposite effect.  This financing not only diluted the ownership positions of existing long-term shareholders, but materially increased ongoing financing costs and limited future flexibility, including significant prepayment penalties, despite no pressing need for liquidity.

Any competent, arm’s length negotiation with other lenders should have resulted in much better terms for the Company.  If equity was needed, many long-term investors could have been approached.  Moreover, timing of the execution could not have been worse – pricing equity just prior to announcing the long-awaited audit strains credulity.

3.
Failure to Hold Management Accountable for its Repeated Failures.  The Board has failed in its most basic duty to hold management accountable for actions which have destroyed shareholder value.  The CEO has been either unwilling or unable to impose effective financial controls.  He has failed to attract and retain senior staff, cycling through five CFOs in the span of four years.  Communications with shareholders have been limited and opaque at best, and at times affirmatively misleading.  The Board has repeatedly delayed important executive decisions that have resulted in lost business opportunities, a loss of credibility in the marketplace, squandered financial resources, and ultimately eroded shareholder value significantly.  We have urged the Board to make necessary executive changes for some time.  Even in our most recent meeting, the Board was unwilling to commit to management change, yet at the same time openly expressed uncertainty about the CEO’s future status on the Board.

The Board’s failure to be decisive, its lack of action and its demonstrated inability to attract talented executives can no longer be excused.  These deficiencies have been clear for many months, if not longer.  Unfortunately, even if the current Board were to act unilaterally today to address these issues, we do not have confidence it can manage the process or attract the caliber of talent this business deserves.

We have exhausted every reasonable means to privately encourage the leadership changes necessary at both the Board and management levels to protect shareholders.
Given our strong preference to avoid a proxy contest, we have made numerous offers to the Board to work together.  Beginning in January and suggesting specific Board and executive candidates as early as March, the Company has delayed, deferred or rejected our proposals.  Finally, after USAT missed its Nasdaq deadline, we proposed to the Company two weeks ago that it pursue an immediate reconstitution of the Board with a majority of new, independent, highly qualified directors.  As managing partner of the Company’s largest shareholder, I expressed a willingness to serve on the reconstituted USAT Board to bring both operational and financial experience as well as better alignment of interests with shareholders.  All other nominees would be independent of Hudson Executive.  We made clear that the new Board should immediately form a search committee led by a new independent director and engage an executive search firm to identify highly qualified CEO and CFO candidates.

Unfortunately for USAT’s shareholders, the Board’s response was consistent with its prior practice throughout the year – after initially professing an intention to work cooperatively and embrace the changes we proposed, the Board delayed engaging.  Finally, in our meeting on October 10th, the Board rejected our proposal and offered excuses and justifications to essentially retain the status quo.
We are committed to provide USAT with leadership for a new Board and management team through shareholder action.
Based on the Company’s actions, we have no reasonable choice other than to take a step that Hudson Executive has never had to take before – bring our concerns and recommendations directly to our fellow shareholders.  On October 10th, we were told by the Chairman that USAT intends to hold an annual meeting within 90 days.  We expect the Board to fulfill the Company’s obligation under the law and promptly set a meeting and record date consistent with that representation.
HEC’s nominees will enable USAT to restore proper governance and compliance, repair its credibility, facilitate prudent capital allocation, and build long-term shareholder value.
While we remain willing to have meaningful discussion with the Board about a negotiated resolution that embodies a genuine change in leadership and Board composition, we will not tolerate further delay or misdirection and we will be acting through formal processes to protect shareholder interests.
We will be in further communication with you over the coming days and look forward to discussing these concerning issues and our suggested solutions in greater detail.

Very truly yours,

Douglas L. Braunstein
Founder and Managing Partner